Third Quarter 2015 Report to Shareholders

BMO Financial Group Reports Net Income of $1.2 Billion for the Third Quarter of 2015

Financial Results Highlights:

Third Quarter 2015 Compared with Third Quarter 2014:

•	Net income of $1,192 million, up 6%; adjusted net income[1] of $1,230 million, up 6%

•	EPS[2] of $1.80, up 8%; adjusted EPS[1,2] of $1.86, up 8%

•	ROE of 13.6%, compared with 14.4%; adjusted ROE[1] of 14.0%, compared with 14.9%

•	Provisions for credit losses of $160 million, compared with $130 million

•	Basel III Common Equity Tier 1 Ratio of 10.4%

Year-to-Date 2015 Compared with Year-to-Date 2014:

•	Net income of $3,191 million, down 2%; adjusted net income[1] of $3,417 million, up 2%

•	EPS[2] of $4.75, down 2%; adjusted EPS[1,2] of $5.10, up 3%

•	ROE of 12.3%, compared with 14.3%; adjusted ROE[1] of 13.2%, compared with 14.7%

•	Provisions for credit losses of $484 million, compared with $391 million

Toronto, August 25, 2015 – For the third quarter ended July 31, 2015, BMO Financial Group reported net income of $1,192 million or $1.80 per share on a reported basis and net income of $1,230 million or $1.86 per share on an adjusted basis.

“BMO delivered very good results in the third quarter, with adjusted net income of $1.2 billion, up 6% from good results a year ago and up 7% from the second quarter,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“These results were driven by good operating group performance, particularly in our combined Personal and Commercial Banking business which posted adjusted earnings of $792 million, up 13% from last year, and in Wealth Management where adjusted net income was up 10%. Credit provisions continued to be stable.

“Our performance reflects the benefit of BMO’s diversified business mix and confirms that the investments we have made are generating growth while ensuring that we keep pace with a new generation of banking customers,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a fourth quarter 2015 dividend of $0.82 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.28 per common share.

Our complete Third Quarter 2015 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2015, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,192 million for the third quarter of 2015, up $66 million or 6% from the prior year.

Adjusted net income was $1,230 million, up $68 million or 6% from the prior year with good income growth in the P&C businesses and higher results in Wealth Management. BMO Capital Markets income declined compared to the strong performance of a year ago. Adjusted EPS was up 8% year-over-year. Return on equity was 13.6% and adjusted return on equity was 14.0%. The Basel III Common Equity Tier 1 Ratio remains strong at 10.4%. Book value per share increased 19% from the prior year to $55.36 per share.

Operating Segment Overview

Canadian P&C

Net income was $556 million, up $31 million or 6% from a year ago. Adjusted net income of $557 million increased $31 million or 6% from the prior year driven by higher revenue and good credit performance, partially offset by higher expenses. Revenue was up $60 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue. Expenses increased $37 million or 5% reflecting continued investment in the business. Year-over-year loan growth was 3% and deposit growth was 6%.

In our personal banking business, year-over-year loan and deposit growth was 2% and 5%, respectively. During the quarter, we launched our new BMO CashBack World Elite MasterCard and BMO AIR MILES World Elite MasterCard products, diversifying our premium product offerings to provide customers with a wider range of rewards. Our Spring Home Financing Campaign and Summer Campaign have attracted new customers to BMO, with 5% more new customers than last year. We further enhanced our Canadian mobile banking application for iPhone with Touch ID, allowing mobile banking features to be securely accessed with the touch of a button, becoming the first major Canadian financial institution to offer this technology to their customers.

In our commercial banking business, year-over-year loan and deposit growth was 7% and 8%, respectively. We continue to develop products and services to better meet our customers’ needs. During the quarter, we launched the BMO Biz Basic TM Plan, to help small business owners easily manage their daily banking in a simple and cost-effective manner. We also expanded our payment product offers by enabling Interac® e-Transfers for our business banking clients. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C

Net income of $222 million increased $61 million or 38% from the prior year. Adjusted net income of $235 million increased $61 million or 36%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $175 million increased $25 million or 17% from a year ago. Adjusted net income of $186 million increased $24 million or 15%, reflecting stable revenue, good expense management and lower credit losses.

Revenue of $727 million was consistent with the prior year as higher loan and deposit volume, mortgage banking revenue and commercial lending fees were offset by lower net interest margin. Adjusted non-interest expense of $464 million increased $8 million or 2% primarily due to higher employee-related costs, and remains well controlled.

Year-over-year loan growth was $2.5 billion or 4%, led by good growth in core commercial and industrial (C&I) loans of $3.9 billion or 14%.

During the quarter, BMO Harris Bank was awarded the Corporate Citizen of the Year award by The Executives’ Club of Chicago. This award recognizes our track record on employee diversity and inclusion programs, our Clear Blue Skies environmental strategy, and the work we have done to build community partnerships to contribute to the growth and vitality of communities where we do business.

BMO Harris Bank also enhanced its mobile banking application with the addition of Touch ID and Passcode, simplifying the user experience for our mobile banking customers.

Wealth Management

Net income was $210 million, up $21 million or 11% from a year ago. Adjusted net income of $233 million increased $22 million or 10%. Adjusted net income in traditional wealth was $177 million, up $14 million or 8%, due to good growth in client assets. Adjusted net income in insurance was $56 million, up $8 million or 16% from a year ago primarily due to the impact of unfavourable movements in long-term interest rates in the prior year.

Assets under management and administration grew by $103 billion or 13% from a year ago to $879 billion, driven by favourable foreign exchange movements and market appreciation.

This past quarter, BMO Wealth Management was named Best Wealth Management Bank Canada 2015 by International Finance Magazine (IFM). The IFM Awards celebrate excellence in the international finance industry, and in selecting BMO Wealth Management the IFM noted our compelling offer and high standards of innovation and performance.

BMO Global Asset Management was named one of the Top 100 Money Managers by Pensions & Investments for the fifth consecutive year. We were ranked 50th based on worldwide assets under management (as of December 31, 2014) – up from 75th last year.

During the quarter, we entered into an agreement to sell BMO’s Milwaukee-based U.S. retirement services business. Subject to the satisfaction of all regulatory and other conditions, the transaction is expected to close during the fourth quarter of 2015.

BMO Capital Markets

Net income of $273 million decreased $32 million or 11% from strong results a year ago, primarily due to higher expenses and higher provisions for credit losses. Excluding the impact of the stronger U.S. dollar, non-interest expense decreased $7 million or 1% primarily due to lower employee-related expenses.

During the quarter, BMO Capital Markets was named a 2015 Greenwich Share Leader in Canadian Equity Trading Share and in Canadian Equity Research/Advisory Vote Share, as well as a 2015 Greenwich Quality Leader in Canadian Equity Sales and Corporate

BMO Financial Group Third Quarter Report 2015 1

Access Quality. We were also recognized by Trade Finance Magazine as the Best Supply Chain Finance Bank in North America for the second consecutive year.

BMO Capital Markets participated in 352 new global issues in the quarter, comprised of 156 corporate debt deals, 138 government debt deals and 58 equity transactions, raising $918 billion.

During the quarter, we entered into an agreement to sell BMO Capital Markets GKST Inc., our municipal bond sales, trading and origination business. Subject to the satisfaction of all regulatory and other conditions, the transaction is expected to close during the fourth quarter of 2015.

Corporate Services

Corporate Services adjusted net loss for the third quarter of 2015 was $69 million, compared with an adjusted net loss of $54 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.4% at July 31, 2015. The CET1 Ratio increased by approximately 20 basis points from 10.2% at the end of the second quarter due to an increase in CET1 Capital, partially offset by higher risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses (PCL) was $160 million, an increase of $30 million from the prior year primarily due to lower loan recoveries in Corporate Services and higher provisions in BMO Capital Markets, partially offset by lower provisions in the P&C businesses. PCL was consistent with the prior quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Third Quarter Report 2015

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of August 25, 2015. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2015, as well as the audited consolidated financial statements for the year ended October 31, 2014, and the MD&A for fiscal 2014 in BMO’s 2014 Annual Report. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents
4	Summary Data			24	Balance Sheet
5	Non-GAAP Measures			25	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			25	Off-Balance Sheet Arrangements
7	Economic Review and Outlook			25	Accounting Policies and Critical Accounting Estimates
8	Other Value Measures			25	Future Changes in Accounting Policies
8	Foreign Exchange			25	Select Financial Instruments
8	Net Income			25	Other Regulatory Developments
9	Revenue			27	Risk Management
10	Provisions for Credit Losses				27	Market Risk
11	Impaired Loans				29	Liquidity and Funding Risk
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				32	Credit Rating
11	Non-Interest Expense				32	Insurance Risk
12	Income Taxes				32	Information and Cyber Security Risk
13	Capital Management				33	Select Geographic Exposures
14	Eligible Dividends Designation			35	Interim Consolidated Financial Statements
15	Review of Operating Groups’ Performance				35	Consolidated Statement of Income
	15	Personal and Commercial Banking (P&C)			36	Consolidated Statement of Comprehensive Income
		16	Canadian Personal and Commercial Banking (Canadian P&C)		37	Consolidated Balance Sheet
		17	U.S. Personal and Commercial Banking (U.S. P&C)		38	Consolidated Statement of Changes in Equity
	19	Wealth Management			39	Consolidated Statement of Cash Flows
	21	BMO Capital Markets			40	Notes to Consolidated Financial Statements
	22	Corporate Services, Including Technology and Operations		59	Other Investor and Media Information
23	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of July 31, 2015, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2015, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Third Quarter Report 2015 3

Summary Data	Table 1

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014

Summary Income Statement
Net interest income	2,272	2,112	2,107	6,603	6,283
Non-interest revenue (1)	2,554	2,414	2,628	7,804	7,300
Revenue (1)	4,826	4,526	4,735	14,407	13,583
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	218	24	520	989	1,205
Revenue, net of CCPB	4,608	4,502	4,215	13,418	12,378
Specific provision for credit losses	160	161	130	484	391
Collective provision for (recovery of) credit losses	-	-	-	-	-
Total provision for credit losses	160	161	130	484	391
Non-interest expense	2,971	3,112	2,756	9,089	8,034
Provision for income taxes	285	230	203	654	690
Net income	1,192	999	1,126	3,191	3,263
Attributable to bank shareholders	1,185	993	1,110	3,164	3,220
Attributable to non-controlling interest in subsidiaries	7	6	16	27	43
Net income	1,192	999	1,126	3,191	3,263
Adjusted net income	1,230	1,146	1,162	3,417	3,342

Common Share Data ($ except as noted)
Earnings per share	1.80	1.49	1.67	4.75	4.85
Adjusted earnings per share	1.86	1.71	1.73	5.10	4.97
Earnings per share growth (%)	7.8	(6.9)	0.6	(2.1)	6.1
Adjusted earnings per share growth (%)	7.5	4.9	4.2	2.6	8.3
Dividends declared per share	0.82	0.80	0.78	2.42	2.30
Book value per share	55.36	51.65	46.69	55.36	46.69
Closing share price	72.98	78.82	81.27	72.98	81.27
Total market value of common shares ($ billions)	46.9	50.8	52.5	46.9	52.5
Dividend yield (%)	4.5	4.1	3.8	4.4	3.8

Financial Measures and Ratios (%)
Return on equity	13.6	11.4	14.4	12.3	14.3
Adjusted return on equity	14.0	13.2	14.9	13.2	14.7
Net income growth	5.9	(7.1)	0.4	(2.2)	4.5
Adjusted net income growth	5.7	4.6	3.7	2.2	6.6
Revenue growth (1)	2.0	3.6	15.8	6.1	8.5
Adjusted revenue growth, net of CCPB	9.4	11.4	9.7	8.4	8.9
Non-interest expense growth	7.9	19.9	9.0	13.1	5.1
Adjusted non-interest expense growth	8.0	13.4	10.8	10.9	9.0
Efficiency ratio (1)	61.6	68.7	58.2	63.1	59.1
Adjusted efficiency ratio (1)	60.5	64.3	57.2	61.0	58.4
Adjusted efficiency ratio, net of CCPB	63.4	64.7	64.2	65.5	64.0
Operating leverage (1)	(5.9)	(16.3)	6.8	(7.0)	3.4
Adjusted operating leverage, net of CCPB	1.4	(2.0)	(1.1)	(2.5)	(0.1)
Net interest margin on average earning assets	1.55	1.51	1.58	1.54	1.60
Effective tax rate	19.3	18.8	15.3	17.0	17.5
Adjusted effective tax rate	19.4	19.8	15.6	17.6	17.7
Return on average assets	0.71	0.62	0.74	0.64	0.73
Provision for credit losses-to-average loans and acceptances (annualized)	0.20	0.20	0.18	0.20	0.18

Balance Sheet (as at $ millions, except as noted)
Assets	672,442	633,275	586,832	672,442	586,832
Net loans and acceptances	329,179	315,856	295,441	329,179	295,441
Deposits	447,617	424,231	399,223	447,617	399,223
Common shareholders’ equity	35,560	33,276	30,179	35,560	30,179
Cash and securities-to-total assets ratio (%)	29.3	30.0	33.0	29.3	33.0

Capital Ratios (%)
Common Equity Tier 1 Ratio	10.4	10.2	9.6	10.4	9.6
Tier 1 Capital Ratio	11.7	11.4	11.4	11.7	11.4
Total Capital Ratio	13.7	13.5	13.3	13.7	13.3

Foreign Exchange Rates
As at Cdn./U.S. dollar	1.3080	1.2064	1.0904	1.3080	1.0904
Average Cdn./U.S. dollar	1.2671	1.2412	1.0807	1.2334	1.0877
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

4 BMO Financial Group Third Quarter Report 2015

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014

Reported Results
Revenue (1)	4,826	4,526	4,735	14,407	13,583
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(218)	(24)	(520)	(989)	(1,205)
Revenue, net of CCPB	4,608	4,502	4,215	13,418	12,378
Provision for credit losses	(160)	(161)	(130)	(484)	(391)
Non-interest expense	(2,971)	(3,112)	(2,756)	(9,089)	(8,034)
Income before income taxes	1,477	1,229	1,329	3,845	3,953
Provision for income taxes	(285)	(230)	(203)	(654)	(690)
Net Income	1,192	999	1,126	3,191	3,263
EPS ($)	1.80	1.49	1.67	4.75	4.85

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (2)	(40)	(40)	(39)	(120)	(98)
Acquisition integration costs (3)	(9)	(11)	(9)	(33)	(9)
Restructuring costs (4)	-	(149)	-	(149)	-
Adjusting items included in reported pre-tax income	(49)	(200)	(48)	(302)	(107)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (2)	(32)	(31)	(29)	(94)	(72)
Acquisition integration costs (3)	(6)	(10)	(7)	(26)	(7)
Restructuring costs (4)	-	(106)	-	(106)	-
Adjusting items included in reported net income after tax	(38)	(147)	(36)	(226)	(79)
Impact on EPS ($)	(0.06)	(0.22)	(0.06)	(0.35)	(0.12)

Adjusted Results
Revenue (1)	4,826	4,526	4,735	14,407	13,583
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(218)	(24)	(520)	(989)	(1,205)
Revenue, net of CCPB	4,608	4,502	4,215	13,418	12,378
Provision for credit losses	(160)	(161)	(130)	(484)	(391)
Non-interest expense	(2,922)	(2,912)	(2,708)	(8,787)	(7,927)
Income before income taxes	1,526	1,429	1,377	4,147	4,060
Provision for income taxes	(296)	(283)	(215)	(730)	(718)
Net income	1,230	1,146	1,162	3,417	3,342
EPS ($)	1.86	1.71	1.73	5.10	4.97

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)   Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

(2)   These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 15,16,17,19 and 21.

(3)   Acquisition integration costs related to F&C are charged to Wealth Management and are recorded in non-interest expense.

(4)   Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity.

BMO Financial Group Third Quarter Report 2015 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 Annual MD&A, which outlines in detail certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Third Quarter 2015 Report to Shareholders.

6 BMO Financial Group Third Quarter Report 2015

Economic Review and Outlook

The Canadian economy weakened in the first half of the year, largely due to a sharp reduction in investment in the oil-producing provinces of Alberta, Saskatchewan, and Newfoundland and Labrador. Growth is steadier in other provinces, notably British Columbia, Ontario and Québec, even though exports were held back by temporary weakness in the U.S. economy and continued sluggish global demand. China’s economic growth is expected to slow to below 7% this year, while the Eurozone economy is expected to grow only modestly due to fiscal policy restraint. Stronger U.S. demand and a weaker Canadian dollar should encourage an upturn in Canadian exports. In addition, Canadian households should support the economic expansion amid current healthy job growth and low interest rates. While consumer spending has moderated due to elevated debt, it continues to expand, led by record sales of motor vehicles. Home sales remain very strong in Vancouver and Toronto, and the decline in demand in the oil-producing regions earlier this year is beginning to stabilize. Growth in residential mortgages is expected to remain steady near 5% this year, while consumer credit should grow close to 3%. Despite the downturn in the energy industry, growth in business loans has held above 8% this year, though some slowing is anticipated as a result of weaker resource prices. While GDP growth is expected to rebound in the second half of the year, average annual growth will likely slow to 1.2% in 2015 from 2.4% in 2014, before improving to 2.1% in 2016 as investment stabilizes on an expected partial recovery in oil prices. After reducing policy rates twice this year, the Bank of Canada is expected to hold interest rates steady as the economy improves, before shifting to a tightening stance in 2017. The Canadian dollar is projected to weaken modestly in response to expected higher U.S. interest rates, but should strengthen in 2016 as oil prices recover.

The U.S. economy stumbled at the start of the year largely due to several temporary factors, including severe winter weather, shipping disruptions and a sharp decline in oil drilling. However, the economic fundamentals remain supportive, and activity is expected to rebound moderately this year. Improved household finances, together with low interest rates and easier credit conditions, should sustain consumer spending and housing market activity, resulting in firmer demand for consumer loans and residential mortgages. Despite rising home prices, affordability remains healthy and the millennial generation is driving household formation. Business loan growth should remain strong due to low borrowing costs and improved confidence in the expansion. After several years of budget cuts, fiscal policy is expected to support growth, with many states increasing spending and reducing taxes. Though restrained by the U.S. dollar’s sharp appreciation in the past year, exports are expected to expand as global demand improves. GDP growth is expected to strengthen from approximately 2.3% in 2015 to 2.6% in 2016. With the unemployment rate projected to fall below 5% later this year, the Federal Reserve will likely begin to raise policy rates for the first time in almost a decade.

The U.S. Midwest region, which includes the six contiguous states in BMO’s U.S. footprint, is expected to grow 1.8% in 2015 and 2.1% in 2016 in response to increased automotive production, recovering housing markets and generally expansionary fiscal policies, though restrained by weakness in exports.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2015 7

Other Value Measures

BMO’s total shareholder return for the one-year period ending July 31, 2015, was negative 6.6%. Our average annual total shareholder returns for the three-year and five-year periods ending July 31, 2015, were 13.0% and 7.7%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, recovery of (provision for) credit losses and income taxes that are denominated in U.S. dollars were increased relative to the second quarter of 2015 and the third quarter of 2014, due to the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 2% from the second quarter of 2015 and increased by 17% from a year ago. The average rate for the year to date increased by 13% from a year ago. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results.

Economically, our U.S. dollar income stream was largely unhedged to changes in foreign exchange rates during the quarter. We have hedged a portion of forecasted next 12-month BMO Capital Markets U.S. dollar net income. These hedges are subject to mark-to-market accounting which resulted in a $10 million after-tax loss in the third quarter, which was recorded in our BMO Capital Markets business.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q3-2015		YTD-2015
(Canadian $ in millions, except as noted)	vs Q3-2014	vs Q2-2015	vs YTD-2014
Canadian/U.S. dollar exchange rate (average)
Current period	1.2671	1.2671	1.2334
Prior period	1.0807	1.2412	1.0877

Effects on U.S. segment reported results
Increased net interest income	120	17	276
Increased non-interest revenue	89	12	214
Increased revenues	209	29	490
Increased provision for credit losses	(7)	(1)	(10)
Increased expenses	(163)	(23)	(388)
Increased income taxes	(8)	(1)	(16)
Increased reported net income before impact of hedges	31	4	76
Hedging losses in current period, after tax	(10)	(10)	(20)
Increased (decreased) reported net income	21	(6)	56

Effects on U.S. segment adjusted results
Increased net interest income	120	17	276
Increased non-interest revenue	89	12	214
Increased revenues	209	29	490
Increased provision for credit losses	(8)	(1)	(13)
Increased expenses	(159)	(22)	(373)
Increased income taxes	(8)	(1)	(19)
Increased adjusted net income before impact of hedges	34	5	85
Hedging losses in current period, after tax	(10)	(10)	(20)
Increased (decreased) adjusted net income	24	(5)	65

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q3 2015 vs Q3 2014

Net income was $1,192 million for the third quarter of 2015, up $66 million or 6% from the prior year. Adjusted net income was $1,230 million, up $68 million or 6% from the prior year. EPS of $1.80 and adjusted EPS of $1.86 were both up $0.13 or 8% from the prior year.

Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

Canadian P&C results increased due to higher balances across most products, increased non-interest revenue and good credit performance, partially offset by higher expenses. Wealth Management adjusted results increased 10% with traditional wealth growth of 8% from good growth in client assets, and insurance net income increasing primarily due to the impact of unfavourable movements in long-term interest rates in the prior year. BMO Capital Markets results decreased due to higher expenses and higher provisions for credit losses. U.S. P&C adjusted net income reflects stable revenue, good expense management and lower credit losses. Corporate Services adjusted results were lower primarily due to lower loan recoveries, partly offset by below-trend expenses.

8 BMO Financial Group Third Quarter Report 2015

Q3 2015 vs Q2 2015

Net income increased $193 million or 19%, due to a $106 million charge taken in the prior quarter primarily due to restructuring to drive operational efficiencies, and improved business performance in the current quarter. Adjusted net income increased $84 million or 7%. EPS increased 21% or $0.31 and adjusted EPS increased 8% or $0.15.

Net income increased in Canadian P&C due to good revenue growth and lower credit losses. Traditional wealth adjusted net income increased due to growth in client assets. Adjusted net income in insurance was down from a strong second quarter that included above-trend benefits from changes in our investment portfolio to improve asset-liability management and favourable movements in long-term interest rates. BMO Capital Markets results decreased due to higher provisions for credit losses, the loss on the U.S. dollar net income hedge and the impact of a less favourable tax rate. U.S. P&C adjusted net income increased due to the impact of three more days in the current quarter. Corporate Services adjusted results improved due to below-trend expenses and higher treasury-related revenue, partially offset by lower loan recoveries.

Q3 YTD 2015 vs Q3 YTD 2014

Net income was $3,191 million, down $72 million or 2%. Adjusted net income was $3,417 million, up $75 million or 2% from a year ago. EPS was $4.75, down $0.10 or 2%, and adjusted EPS was $5.10, up $0.13 or 3% from a year ago. On an adjusted basis, there was growth in Wealth Management and in both P&C businesses. Adjusted net income in BMO Capital Markets and Corporate Services were lower relative to the same period a year ago.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue (1)

Q3 2015 vs Q3 2014

Total revenue of $4,826 million increased $91 million or 2% from the third quarter a year ago. On a basis that nets insurance claims, commissions and policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $393 million or 9%, including a 4% impact of the stronger U.S. dollar. Canadian P&C revenue increased due to higher balances across most products and increased non-interest revenue. Wealth Management results increased on a net revenue basis, with traditional wealth revenue growth of 12% due to higher fee-based revenue from good growth in client assets and the impact of the stronger U.S. dollar. Net insurance revenue increased by 30% mainly due to the impact of unfavourable movements in long-term interest rates in the prior year. BMO Capital Markets revenue was up modestly due to the stronger U.S. dollar. U.S. P&C revenue was consistent with the prior year on a U.S. dollar basis as higher loan and deposit volume, mortgage banking revenue and commercial lending fees were offset by lower net interest margin. Corporate Services revenue improved primarily due to a lower group teb adjustment and higher treasury-related revenue.

Net interest income of $2,272 million increased $165 million or 8% from a year ago, due to the impact of the stronger U.S. dollar and volume growth, partially offset by lower net interest margin. BMO’s overall net interest margin decreased by 3 basis points to 1.55%. Average earning assets increased $52.1 billion or 10% to $580.8 billion, including a $37.5 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $228 million or 11% on a net revenue basis to $2,336 million. There were increases in all types of non-interest revenue except underwriting and advisory fees, securities commissions and fees and card fees.

Gross insurance revenue declined $272 million from a year ago, when lower long-term interest rates increased the fair value of insurance investments. The decrease in insurance revenue was more than offset by a $302 million decrease in CCPB.

Q3 2015 vs. Q2 2015

Total revenue increased $300 million or 7% from the second quarter. On a net revenue basis, revenue increased $106 million or 2%, including an $8 million impact of the stronger U.S. dollar. Canadian P&C revenue improved due to the impact of three more days in the current quarter, increased non-interest revenue and higher balances. Traditional wealth revenue increased due to higher fee-based revenue from growth in client assets. Net insurance revenue decreased due to both the impact of benefits from changes in our investment portfolio to improve asset-liability management and favourable movements in long-term interest rates in the prior quarter. BMO Capital Markets revenue was modestly lower. Increases in Investment and Corporate Banking revenue were more than offset by lower trading revenues, reduced net securities gains and the loss on the U.S. dollar net income hedge. U.S. P&C revenue increased due to the impact of three more days. Corporate Services revenue was better primarily due to higher treasury-related revenue.

Net interest income increased $160 million or 8%, primarily due to the impact of three more days in the current quarter, higher net interest margin and volume growth. BMO’s net interest margin increased 4 basis points from the second quarter and net interest margin (excluding trading) increased 3 basis points from the second quarter. Average earning assets increased $8.8 billion or 2% from the second quarter, including a $5.2 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue decreased $54 million or 2% on a net revenue basis due to lower insurance and trading revenues and reduced securities gains.

Gross insurance revenue increased $132 million from the prior quarter, when higher long-term interest rates decreased the fair value of insurance investments. The increase in insurance revenue was more than offset by a $194 million increase in CCPB.

BMO Financial Group Third Quarter Report 2015 9

Q3 YTD 2015 vs Q3 YTD 2014

Year-to-date total revenue increased $824 million or 6% to $14,407 million. On a net basis, revenue increased $1,040 million or 8%, including a 3% impact of the stronger U.S. dollar.

Net interest income increased $320 million or 5% to $6,603 million primarily due to volume growth, as the impact of the stronger U.S. dollar was largely offset by lower net interest margin and lower revenue from the purchased performing loan portfolio. BMO’s overall net interest margin declined by 6 basis points to 1.54%. Average earning assets increased by $48.4 billion or 9% to $573.4 billion, of which $29.1 billion was due to the stronger U.S. dollar.

Non-interest revenue increased $720 million or 12% year to date to $6,815 million on a net revenue basis. There were significant increases in mutual fund revenues and investment management and custodial fees, partially due to the inclusion of F&C results for two additional quarters relative to a year ago.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified. Insurance can experience volatility arising from fluctuations in the fair value of insurance assets. The investments which support actuarial liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014
Canadian P&C	261	261	260	260	261
U.S. P&C	345	346	362	345	367
Personal and Commercial Banking	287	286	287	286	289
Wealth Management	271	260	262	270	266
BMO Capital Markets	51	48	58	55	55
Corporate Services, including T&O (2)	nm	nm	nm	nm	nm
Total BMO net interest margin	155	151	158	154	160
Total BMO net interest margin (excluding trading)	188	185	196	188	198
Total Canadian Retail (3)	257	256	257	256	252
(1)	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
(2)	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin (nm - not meaningful).
(3)	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

Provisions for Credit Losses

Q3 2015 vs Q3 2014

The total provision for credit losses (PCL) was $160 million, an increase of $30 million from the prior year primarily due to lower loan recoveries in Corporate Services and higher provisions in BMO Capital Markets, partially offset by lower provisions in the P&C businesses. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions decreased by $20 million to $109 million due to lower provisions and higher recoveries in the consumer portfolio, in part due to a gain on sale of charged-off accounts. U.S. P&C provisions of $19 million decreased by $38 million mainly due to lower provisions and higher recoveries in the commercial portfolio. Wealth Management provisions increased by $6 million mainly due to higher recoveries in the prior year. BMO Capital Markets provisions of $14 million increased by $20 million reflecting higher provisions compared with net recoveries in the prior year. Corporate Services provisions of $15 million increased by $62 million, due to lower loan recoveries.

Q3 2015 vs. Q2 2015

Total PCL was consistent with the prior quarter. Canadian P&C provisions decreased by $34 million mainly due to lower provisions and higher recoveries in the consumer portfolio, including a gain on sale of charged-off accounts, compared to elevated consumer provisions in the prior quarter. U.S. P&C and Wealth Management provisions were relatively stable compared with the prior quarter. BMO Capital Markets provisions increased by $9 million. Corporate Services provisions increased by $21 million due to lower loan recoveries, partially offset by lower reimbursements on FDIC covered loans in the prior quarter.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014
Canadian P&C	109	143	129	384	399
U.S. P&C	19	18	57	77	130
Personal and Commercial Banking	128	161	186	461	529
Wealth Management	3	1	(3)	6	(2)
BMO Capital Markets	14	5	(6)	28	(11)
Corporate Services, including T&O	15	(6)	(47)	(11)	(125)
Provision for credit losses	160	161	130	484	391

10 BMO Financial Group Third Quarter Report 2015

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014
New specific provisions	323	318	395	948	1,101
Reversals of previously established allowances	(49)	(62)	(83)	(153)	(178)
Recoveries of loans previously written-off	(114)	(95)	(182)	(311)	(532)
Provision for credit losses	160	161	130	484	391
PCL as a % of average net loans and acceptances (annualized)	0.20	0.20	0.18	0.20	0.18

Impaired Loans

Total gross impaired loans (GIL) were $2,165 million at the end of the current quarter, up from $2,047 million in the second quarter of 2015 and $1,975 million a year ago, primarily due to the impact of the stronger U.S. dollar.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $559 million, up from $454 million in the second quarter of 2015 and up from $457 million a year ago, mainly due to higher formations in oil and gas.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014
GIL, beginning of period	2,047	2,195	2,325	2,048	2,544
Classified as impaired during the period	559	454	457	1,437	1,608
Transferred to not impaired during the period	(153)	(153)	(142)	(421)	(540)
Net repayments	(213)	(177)	(269)	(533)	(900)
Amounts written-off	(175)	(178)	(235)	(526)	(587)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(8)	(22)	(155)	(43)	(220)
Foreign exchange and other movements	108	(72)	(6)	203	70
GIL, end of period	2,165	2,047	1,975	2,165	1,975
GIL as a % of gross loans and acceptances	0.66	0.65	0.67	0.66	0.67
(1)	GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $218 million, down $302 million from the third quarter a year ago when lower long-term interest rates increased the fair value of investments backing our policy benefit liabilities. CCPB increased $194 million from the second quarter when higher long-term interest rates decreased the fair value of investments backing our policy benefit liabilities and there were also higher benefits from changes in our investment portfolio to improve asset-liability management. The changes from both periods were largely offset in revenue.

Non-Interest Expense

Non-interest expense increased $215 million or 8% from the prior year to $2,971 million. Adjusted non-interest expense increased $214 million or 8% to $2,922 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $55 million or 2%.

Reported non-interest expense decreased by $141 million or 4% from the prior quarter due to a $149 million charge primarily due to restructuring to drive operational efficiencies. Adjusted non-interest expense increased by $10 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense was well controlled, down $12 million, despite an increase from three more days in the current quarter.

On a net revenue basis, adjusted operating leverage was positive 1.4% year over year and positive 2.0% quarter over quarter. On a net revenue basis and excluding the impact of the stronger U.S. dollar, adjusted operating leverage was positive 2.7% year over year and positive 2.5% quarter over quarter.

The adjusted efficiency ratio on a net revenue basis improved to 63.4% in the third quarter of 2015 compared to 64.7% in the prior quarter.

Non-interest expense for the year to date increased $1,055 million or 13% to $9,089 million. Adjusted non-interest expense increased $860 million or 11% to $8,787 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased $487 million or 6%, due to the inclusion of F&C results for two additional quarters relative to a year ago, higher employee-related expenses and increased technology and support costs related to a changing business and regulatory environment.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2015 11

Income Taxes

The provision for income taxes of $285 million increased $82 million from the third quarter of 2014 and increased $55 million from the second quarter of 2015. The effective tax rate for the quarter was 19.3%, compared with 15.3% a year ago and 18.8% in the second quarter of 2015.

The adjusted provision for income taxes of $296 million increased $81 million from a year ago and $13 million from the second quarter of 2015. The adjusted effective tax rate was 19.4% in the current quarter, compared with 15.6% a year ago and 19.8% in the second quarter of 2015. The higher adjusted tax rate in the current quarter relative to the third quarter of 2014 was primarily due to lower tax-exempt income. On a teb basis, the adjusted effective tax rate for the quarter was 25.0%, compared with 24.0% a year ago and 25.0% in the second quarter of 2015.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

12 BMO Financial Group Third Quarter Report 2015

Capital Management

Third Quarter 2015 Regulatory Capital Review

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.4% at July 31, 2015.

The CET1 Ratio increased by approximately 20 basis points from 10.2% at the end of the second quarter due to an increase in CET1 Capital, partially offset by higher risk-weighted assets (RWA). The CET1 Ratio increased by approximately 30 basis points from October 31, 2014, mainly due to higher CET1 Capital partially offset by higher RWA. The impact of foreign exchange movements on the CET1 Ratio was largely hedged, as outlined below.

CET1 Capital at July 31, 2015, was $25.0 billion, up $1.4 billion from April 30, 2015, mainly due to higher retained earnings and the impact of the stronger U.S. dollar on accumulated other comprehensive income (AOCI), partially offset by share repurchases during the quarter. CET1 Capital was up $2.6 billion from October 31, 2014, mainly due to higher AOCI from a stronger U.S. dollar and higher retained earnings, partially offset by share repurchases.

RWA was $240 billion at July 31, 2015, up from $231 billion at April 30, 2015, largely due to foreign exchange movement, business growth and higher market risk RWA, partially offset by changes in methodology and book quality. RWA was up $18 billion from October 31, 2014, largely due to foreign exchange movement, business growth and higher market risk RWA, partially offset by changes in methodology and book quality.

The bank’s Tier 1 and Total Capital Ratios were 11.7% and 13.7%, respectively, at July 31, 2015, compared with 11.4% and 13.5%, respectively, at April 30, 2015. The July 31, 2015 ratios are higher compared with April 30, 2015, primarily due to the same factors that impacted the CET1 Ratio, described above, and the issuance of preferred shares. The Tier 1 and Total Capital Ratios were 12.0% and 14.3%, respectively, at October 31, 2014. The July 31, 2015 ratios are lower than October 31, 2014, mainly due to the redemption of capital trust securities and preferred shares.

BMO’s Basel III Leverage Ratio was 3.9% at July 31, 2015, approximately 10 bps higher than April 30, 2015 due mainly to higher CET1 Capital and $350 million Preferred Share issuances, partly offset by higher leverage exposures.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios. Any such activities could also impact our book value and return on equity.

Pages 64 to 69 and pages 95 to 100 of BMO’s 2014 Annual Report provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Regulatory Developments

In August 2014, Finance Canada issued its consultative paper on a Canadian bank resolution framework that would apply to Canadian domestic systemically important banks (D-SIBs). The paper proposes to permit the conversion of all or a portion of eligible long-term senior debt into common shares of a bank at the discretion of regulators, and introduces a Higher Loss Absorbency (HLA) requirement of 17% to 23% of RWA to be met through the combination of regulatory capital and eligible long-term debt. The paper also proposes that the new regime will only apply to liabilities that are issued, originated or renegotiated after an implementation date determined by the government. In its budget on April 21, 2015, the government provided further details on the Canadian bail-in regime, stating that it would apply to unsecured, tradable, transferable senior debt with an original term to maturity of greater than or equal to 400 days and that all securities subject to bail-in would be convertible into common shares. The government did not provide further detail on the planned timing for implementation of the regime, on the amount, or on the period of time for banks to transition to meet the new HLA ratio target.

In an effort to increase the comparability of capital requirements and to ensure minimum levels of capital across the banking system, the Basel Committee on Banking Supervision (BCBS) is considering a standardized approach for credit, market and operational risk including the fundamental review of the trading book, and new capital floors based on revised standardized approaches. BCBS has also recently released another consultative paper that discusses the appropriate capital to be held for Interest Rate Risk in the Banking Book. Such changes if implemented, along with certain future accounting changes, could have the effect of increasing the capital that we are required to hold.

Other Capital Developments

During the quarter, we purchased 2 million common shares under the bank’s normal course issuer bid (NCIB), for a total of 8 million shares year to date. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will regularly consult with the Office of the Superintendent of Financial Institutions of Canada (OSFI) before making purchases under the bid.

During the quarter, 62,000 common shares were issued through the exercise of stock options.

On June 5, 2015, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 33. We issued 8 million shares for aggregate proceeds of $200 million.

On July 29, 2015, we completed our offering of Non-cumulative Perpetual Class B Preferred Shares Series 35. We issued 6 million shares for aggregate proceeds of $150 million.

On August 25, 2015, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.82 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago.

The dividend is payable on November 26, 2015, to shareholders of record on November 2, 2015. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan.

BMO Financial Group Third Quarter Report 2015 13

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q3-2015	Q2-2015	Q4-2014
Gross Common Equity (2)	35,560	33,276	31,273
Regulatory adjustments applied to Common Equity	(10,558)	(9,636)	(8,852)
Common Equity Tier 1 Capital (CET1)	25,002	23,640	22,421
Additional Tier 1 Eligible Capital (3)	3,546	3,197	4,539
Regulatory adjustments applied to Tier 1	(358)	(358)	(358)
Additional Tier 1 Capital (AT1)	3,188	2,839	4,181
Tier 1 Capital (T1 = CET1 + AT1)	28,190	26,479	26,602
Tier 2 Eligible Capital (4)	4,928	4,892	5,375
Regulatory adjustments applied to Tier 2	(50)	(50)	(50)
Tier 2 Capital (T2)	4,878	4,842	5,325
Total Capital (TC = T1 + T2)	33,068	31,321	31,927

Risk-weighted assets (5)
CET1 Capital risk-weighted assets	239,934	231,243	222,092
Tier 1 Capital risk-weighted assets	240,265	231,584	222,428
Total Capital risk-weighted assets	240,549	231,876	222,931

Capital Ratios (%)
CET1 Ratio	10.4	10.2	10.1
Tier 1 Capital Ratio	11.7	11.4	12.0
Total Capital Ratio	13.7	13.5	14.3
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 64%, 71% and 77% respectively, for Q3-2015 and Q2-2015 (57%, 65% and 77% respectively for Q4-2014) resulting in different RWA measures for each of the three tiers of regulatory capital.

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at August 19, 2015	Number of shares or dollar amount (in millions)
Common shares	642

Class B Preferred shares
Series 14	$250
Series 15	$250
Series 16	$157
Series 17	$143
Series 25	$290
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150

Medium-Term Notes
Series H (1)	$1,000

Stock options
– vested	7.5
– non-vested	5.2

(1)   Details on the Series H Medium-Term Notes, Tranche 1 are outlined in Note 17 to the audited consolidated financial statements on page 158 of BMO’s 2014 Annual Report.

  Details on share capital are outlined in Note 11 to the unaudited interim consolidated financial statements and Note 20 to the audited annual consolidated financial statements on page 161 of BMO’s 2014 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

14 BMO Financial Group Third Quarter Report 2015

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2015.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Restructuring costs are also included in Corporate Services.

Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the third quarter of 2015 totalled $114 million, up from $100 million in the second quarter of 2015 and down from $154 million in the third quarter of 2014.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014
Net interest income (teb)	1,974	1,878	1,836	5,750	5,401
Non-interest revenue	643	605	589	1,837	1,699
Total revenue (teb)	2,617	2,483	2,425	7,587	7,100
Provision for credit losses	128	161	186	461	529
Non-interest expense	1,450	1,391	1,318	4,236	3,911
Income before income taxes	1,039	931	921	2,890	2,660
Provision for income taxes (teb)	261	239	235	726	685
Reported net income	778	692	686	2,164	1,975
Amortization of acquisition-related intangible assets (1)	14	14	14	42	42
Adjusted net income	792	706	700	2,206	2,017
Net income growth (%)	13.3	8.6	7.5	9.6	7.3
Adjusted net income growth (%)	13.1	8.4	7.2	9.4	7.0
Revenue growth (%)	7.9	6.8	5.9	6.9	5.4
Non-interest expense growth (%)	10.1	8.6	4.2	8.3	5.0
Adjusted non-interest expense growth (%)	10.2	8.8	4.5	8.5	5.3
Return on equity (%)	16.7	15.6	17.2	16.0	16.6
Adjusted return on equity (%)	17.0	15.9	17.5	16.3	17.0
Operating leverage (%) (teb)	(2.2)	(1.8)	1.7	(1.4)	0.4
Adjusted operating leverage (%) (teb)	(2.3)	(2.0)	1.4	(1.6)	0.1
Efficiency ratio (%) (teb)	55.4	56.0	54.3	55.8	55.1
Adjusted efficiency ratio (%) (teb)	54.7	55.3	53.6	55.1	54.3
Net interest margin on average earning assets (%) (teb)	2.87	2.86	2.87	2.86	2.89
Average earning assets	273,060	268,950	253,369	269,141	249,740
Average current loans and acceptances	269,341	265,165	249,512	265,211	246,350
Average deposits	210,886	207,511	190,329	207,741	188,328
(1)	Before tax amounts of: $17 million in Q3-2015, $18 million in each of Q2-2015 and Q3-2014; $53 million for YTD-2015; and $56 million for YTD-2014 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C Banking business net income of $778 million and adjusted net income of $792 million both increased $92 million or 13% from the prior year. These operating segments are reviewed separately in the sections that follow.

BMO Financial Group Third Quarter Report 2015 15

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014
Net interest income	1,255	1,194	1,210	3,666	3,558
Non-interest revenue	443	411	428	1,265	1,196
Total revenue	1,698	1,605	1,638	4,931	4,754
Provision for credit losses	109	143	129	384	399
Non-interest expense	845	813	808	2,493	2,363
Income before income taxes	744	649	701	2,054	1,992
Provision for income taxes	188	163	176	510	502
Reported net income	556	486	525	1,544	1,490
Amortization of acquisition-related intangible assets (1)	1	1	1	3	3
Adjusted net income	557	487	526	1,547	1,493
Personal revenue	1,121	1,071	1,072	3,270	3,141
Commercial revenue	577	534	566	1,661	1,613
Net income growth (%)	5.8	1.3	8.1	3.6	10.0
Revenue growth (%)	3.7	4.4	6.2	3.7	6.2
Non-interest expense growth (%)	4.8	6.2	4.2	5.5	3.5
Operating leverage (%)	(1.1)	(1.8)	2.0	(1.8)	2.7
Efficiency ratio (%)	49.8	50.6	49.3	50.6	49.7
Net interest margin on average earning assets (%)	2.61	2.61	2.60	2.60	2.61
Average earning assets	190,409	187,778	184,706	188,465	182,563
Average current loans and acceptances	195,288	192,510	189,069	193,188	186,899
Average deposits	132,950	131,213	125,698	131,875	123,709
(1)	Before tax amounts of: $1 million in each of Q3-2015, Q2-2015 and Q3-2014; $3 million for YTD-2015 and for YTD-2014 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2015 vs Q3 2014

Canadian P&C net income of $556 million increased $31 million or 6% from a year ago. Revenue increased $60 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue. Net interest margin was 2.61%, up 1 basis point from the prior year.

In our personal banking business, revenue increased $49 million due to the impact of higher balances across most products and increased non-interest revenue.

In our commercial banking business, revenue increased $11 million mainly due to the impact of higher balances across most products.

Provisions for credit losses decreased by $20 million to $109 million due to lower provisions and higher recoveries in the consumer portfolio, in part due to a gain on sale of charged-off accounts. Non-interest expense increased $37 million or 5% reflecting continued investment in the business.

Average current loans and acceptances increased $6.2 billion or 3% from a year ago. Total personal loan balances (excluding retail cards) increased 2% and commercial loan balances (excluding corporate cards) grew 7%. Deposits increased $7.3 billion or 6% from the prior year. Personal deposit balances increased 5% mainly due to growth in chequing accounts and term deposits, while commercial deposit balances grew 8%.

Q3 2015 vs Q2 2015

Net income increased by $70 million from the prior quarter due to good revenue growth and lower credit losses. Revenue improved by $93 million or 6% as a result of three more days in the current quarter, increased non-interest revenue and higher balances. Net interest margin of 2.61% was consistent with the prior quarter.

Personal revenue increased $50 million mainly due to three more days, as well as higher balances across most products and higher non-interest revenue. Commercial revenue increased $43 million mainly due to increased non-interest revenue, as well as three more days and higher balances.

Provisions for credit losses decreased $34 million from the prior quarter due mainly to lower provisions and higher recoveries in the consumer portfolio, in part due to a gain on sale of charged-off accounts, compared to elevated consumer provisions in the prior quarter. Non-interest expense increased $32 million or 4% reflecting the impact of three more days and continued investment in the business.

Average current loans and acceptances increased $2.8 billion or 1% compared to the prior quarter while deposits were $1.7 billion or 1% higher.

Q3 YTD 2015 vs Q3 YTD 2014

Net income increased $54 million or 4% year to date. Revenue increased $177 million or 4% mainly due to higher balances and non-interest revenue across most products.

Provisions for credit losses decreased $15 million mainly due to lower commercial provisions. Non-interest expense increased $130 million or 5%.

Average current loans and acceptances increased $6.3 billion or 3%, while deposits increased $8.2 billion or 7%.

16 BMO Financial Group Third Quarter Report 2015

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014
Net interest income (teb)	568	551	579	1,690	1,694
Non-interest revenue	159	156	149	464	462
Total revenue (teb)	727	707	728	2,154	2,156
Provision for credit losses	15	14	52	62	120
Non-interest expense	478	466	473	1,414	1,423
Income before income taxes	234	227	203	678	613
Provision for income taxes (teb)	59	61	53	176	167
Reported net income	175	166	150	502	446
Amortization of acquisition-related intangible assets (1)	11	10	12	32	36
Adjusted net income	186	176	162	534	482
Net income growth (%)	17.2	16.5	1.6	12.6	(7.0)
Adjusted net income growth (%)	15.3	14.4	0.7	10.9	(7.5)
Revenue growth (%)	(0.5)	(0.8)	1.2	(0.2)	(3.0)
Non-interest expense growth (%)	1.1	(0.2)	0.1	(0.6)	0.4
Adjusted non-interest expense growth (%)	1.7	0.4	0.9	-	1.2
Operating leverage (%) (teb)	(1.6)	(0.6)	1.1	0.4	(3.4)
Adjusted operating leverage (%) (teb)	(2.2)	(1.2)	0.3	(0.2)	(4.2)
Efficiency ratio (%) (teb)	65.8	65.9	64.8	65.6	66.0
Adjusted efficiency ratio (%) (teb)	63.9	63.9	62.6	63.7	63.6
Net interest margin on average earning assets (%) (teb)	3.45	3.46	3.62	3.45	3.67
Average earning assets	65,229	65,403	63,538	65,413	61,753
Average current loans and acceptances	58,442	58,540	55,931	58,387	54,650
Average deposits	61,494	61,474	59,806	61,506	59,412
(Canadian $ equivalent in millions)
Net interest income (teb)	719	684	626	2,084	1,843
Non-interest revenue	200	194	161	572	503
Total revenue (teb)	919	878	787	2,656	2,346
Provision for credit losses	19	18	57	77	130
Non-interest expense	605	578	510	1,743	1,548
Income before income taxes	295	282	220	836	668
Provision for income taxes (teb)	73	76	59	216	183
Reported net Income	222	206	161	620	485
Adjusted net income	235	219	174	659	524
Net income growth (%)	38.0	30.9	5.7	27.8	(0.2)
Adjusted net income growth (%)	35.6	28.6	4.8	25.8	(0.8)
Revenue growth (%)	16.7	11.6	5.3	13.2	3.8
Non-interest expense growth (%)	18.5	12.3	4.1	12.6	7.4
Adjusted non-interest expense growth (%)	19.2	12.9	4.9	13.3	8.2
Average earning assets	82,651	81,172	68,663	80,676	67,177
Average current loans and acceptances	74,053	72,655	60,443	72,023	59,451
Average deposits	77,936	76,298	64,631	75,866	64,619
(1)	Before tax amounts of: $14 million in each of Q3-2015 and Q2-2015; $17 million in Q3-2014; $42 million for YTD-2015; and $51 million for YTD-2014 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2015 vs Q3 2014

Net income of $222 million increased $61 million or 38%. Adjusted net income of $235 million increased $61 million or 36%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $175 million increased $25 million or 17% from a year ago. Adjusted net income of $186 million increased $24 million or 15%, reflecting stable revenue, good expense management and lower credit losses.

Revenue of $727 million was consistent with the prior year as higher loan and deposit volume, mortgage banking revenue and commercial lending fees were offset by lower net interest margin. Net interest margin decreased by 17 basis points to 3.45%, primarily driven by a decline in loan spreads due to competitive pricing and changes in mix, including loans growing faster than deposits.

Provisions for credit losses were $15 million, down $37 million mainly due to lower provisions and higher recoveries in the commercial portfolio. Non-interest expense of $478 million increased $5 million or 1%. Adjusted non-interest expense of $464 million increased $8 million or 2% primarily due to higher employee-related costs, and remains well controlled.

Average current loans and acceptances increased $2.5 billion or 4% from the prior year to $58.4 billion. Commercial loan growth was good with core C&I loan growth of $3.9 billion or 14% and core commercial real estate loan growth of $0.5 billion or 14%.

Average deposits of $61.5 billion increased $1.7 billion or 3% from the prior year. Growth in commercial and personal chequing volumes was partially offset by declines in money market and higher-cost time deposit balances.

Q3 2015 vs Q2 2015

Net income and adjusted net income both increased $16 million or 8% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income increased $9 million or 5% and adjusted net income increased $10 million or 5% from the prior quarter, due to the impact of three more days in the current quarter.

Revenue increased $20 million or 3% from the prior quarter due to the impact of three more days. Net interest margin was relatively stable.

BMO Financial Group Third Quarter Report 2015 17

Provisions for credit losses were consistent with the prior quarter. Non-interest expense and adjusted non-interest expense both increased $12 million or 3% largely due to the impact of three more days.

Average current loans and acceptance were stable as growth in the commercial business was offset by declines in the mortgage and home equity portfolios. Average deposits were also stable, as growth in commercial and personal chequing volumes was offset by declines in money market and higher-cost time deposits.

Q3 YTD 2015 vs Q3 YTD 2014

Net income of $620 million increased $135 million or 28%, and adjusted net income of $659 million increased $135 million or 26%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $502 million increased $56 million or 13% and adjusted net income of $534 million increased $52 million or 11%, primarily due to lower provisions for credit losses.

Revenue of $2,154 million was consistent with the prior year due to strong commercial loan and chequing deposit growth and higher mortgage banking revenue, offset by a decline in net interest margin and fees on credit cards and deposits. Net interest margin decreased by 22 basis points to 3.45%, largely driven by competitive loan pricing, changes in mix including loans growing faster than deposits and a low-rate environment.

Provisions for credit losses of $62 million decreased $58 million mainly due to lower commercial provisions. Non-interest expense of $1,414 million declined modestly from the prior year. Adjusted non-interest expense of $1,372 million was unchanged due to disciplined expense management.

Average current loans and acceptances of $58.4 billion increased $3.7 billion or 7% from the prior year, while deposits of $61.5 billion increased $2.1 billion or 4%.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18 BMO Financial Group Third Quarter Report 2015

Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014

Net interest income	164	150	141	474	416
Non-interest revenue (1)	1,172	1,038	1,367	3,832	3,522
Total revenue (1)	1,336	1,188	1,508	4,306	3,938
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	218	24	520	989	1,205
Revenue, net of CCPB	1,118	1,164	988	3,317	2,733
Provision for credit losses	3	1	(3)	6	(2)
Non-interest expense	839	836	748	2,503	2,024
Income before income taxes	276	327	243	808	711
Provision for income taxes	66	89	54	201	156
Reported net income	210	238	189	607	555
Acquisition integration costs (2)	6	10	7	26	7
Amortization of acquisition-related intangible assets (3)	17	17	15	51	29
Adjusted net income	233	265	211	684	591

Net income growth (%)	10.6	24.0	(12.3)	9.2	7.5
Adjusted net income growth (%)	9.5	33.9	(4.9)	15.5	10.3
Revenue growth (%) (1)	(11.4)	(1.5)	57.9	9.3	31.5
Revenue growth, net of CCPB	13.1	32.5	13.9	21.3	13.5
Non-interest expense growth (%)	12.3	32.6	27.2	23.7	15.8
Adjusted non-interest expense growth (%)	12.6	29.1	24.2	21.7	14.8
Return on equity (%)	14.4	17.0	14.7	14.3	18.9
Adjusted return on equity (%)	16.0	19.0	16.5	16.2	20.2
Operating leverage (%) (1)	(23.7)	(34.1)	30.7	(14.4)	15.7
Adjusted operating leverage, net of CCPB (%)	0.5	3.4	(10.3)	(0.4)	(1.3)
Efficiency ratio (%) (1)	62.8	70.4	49.6	58.1	51.4
Adjusted efficiency ratio, net of CCPB (%)	72.3	69.0	72.7	72.5	72.3
Net interest margin on average earning assets (%)	2.71	2.60	2.62	2.70	2.66
Average earning assets	24,026	23,596	21,373	23,466	20,888
Average current loans and acceptances	14,709	14,151	12,971	14,223	12,778
Average deposits	27,571	27,308	24,458	27,156	24,809

U.S. Select Financial Data (US$ in millions)
Total revenue	188	185	185	558	539
Non-interest expense	160	163	157	492	462
Reported net income	20	15	24	47	60
Adjusted net income	24	20	29	61	75
Average earning assets	3,281	3,196	3,081	3,221	2,995
Average current loans and acceptances	2,992	2,901	2,687	2,907	2,602
Average deposits	5,880	6,110	5,708	6,095	5,747
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Acquisition integration costs related to F&C of $9 million in Q3-2015; $11 million in Q2-2015; $9 million in Q3-2014; $33 million for YTD-2015; and $9 million for YTD-2014 are included in non-interest expense.
(3)	Before tax amounts of: $22 million in each of Q3-2015 and Q2-2015; $21 million in Q3-2014; $66 million for YTD-2015; and $40 million for YTD-2014 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2015 vs Q3 2014

Net income was $210 million, up $21 million or 11% from a year ago. Adjusted net income of $233 million increased $22 million or 10% from a year ago. Adjusted net income in traditional wealth was $177 million, up $14 million or 8%, resulting from good growth in client assets. Adjusted net income in insurance was $56 million, up $8 million or 16% from a year ago primarily due to the impact of unfavourable movements in long-term interest rates in the prior year.

Revenue was $1,336 million compared to $1,508 million a year ago. Wealth Management revenue growth was 13% on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) with insurance revenue. Revenue in traditional wealth of $1,011 million, increased $106 million or 12% due to higher fee-based revenue from good growth in client assets. Insurance revenue, net of CCPB, was $107 million, up $24 million or 30% primarily due to the impact of unfavourable movements in long-term interest rates in the prior year. The stronger U.S. dollar increased revenue by $35 million.

Non-interest expense was $839 million, up $91 million or 12% from a year ago. Adjusted non-interest expense was $808 million, up $90 million or 13% mainly due to higher revenue-based costs and continued investment in the business. The stronger U.S. dollar increased adjusted expenses by $29 million.

Assets under management and administration grew by $103 billion or 13% from a year ago to $879 billion driven by favourable foreign exchange movements and market appreciation.

Q3 2015 vs Q2 2015

Net income and adjusted net income were down 12% from the second quarter. Adjusted net income in traditional wealth increased $8 million or 5% from growth in client assets. Adjusted net income in insurance was down $40 million from a strong second quarter that included above-trend benefits from changes in our investment portfolio to improve asset-liability management and favourable movements in long-term interest rates.

Wealth Management revenue decreased 4% on a basis that nets CCPB with insurance revenue. Revenue in traditional wealth increased $13 million or 1% due to higher fee-based revenue from growth in client assets. Insurance revenue, net of CCPB, decreased $59 million due to the factors mentioned above.

BMO Financial Group Third Quarter Report 2015 19

Non-interest expense increased $3 million from the prior quarter. Adjusted non-interest expense increased $5 million mainly due to the impact of three more days in the current quarter.

Assets under management and administration increased by $46 billion or 6% due to favourable foreign exchange movements and growth in new client assets, partly offset by market depreciation.

Q3 YTD 2015 vs Q3 YTD 2014

Net income was $607 million, up $52 million or 9% from a year ago. Adjusted net income was $684 million, up $93 million or 16%. Adjusted net income in traditional wealth was $501 million, up $79 million or 19% due to good organic growth in client assets as well as the benefit from the acquired F&C business. Adjusted net income in insurance was $183 million, up $14 million or 8%.

Revenue was $3,317 million, up $584 million or 21% on a basis that nets CCPB with insurance revenue. Revenue in traditional wealth was $2,975 million, up $525 million or 21% due to the benefit from the acquired F&C business and higher fee-based revenue from organic growth in client assets. Insurance revenue, net of CCPB, was $342 million, up $59 million or 20% largely due to the benefits from changes in our investment portfolio to improve asset-liability management and favourable movements in long-term interest rates. The stronger U.S. dollar increased revenue by $81 million.

Non-interest expense was $2,503 million, an increase of $479 million or 24%. Adjusted non-interest expense of $2,404 million, increased $429 million or 22% mainly due to the impact of the F&C acquisition, higher revenue-based costs and continued investment in the business. The stronger U.S. dollar increased adjusted expenses by $68 million.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20 BMO Financial Group Third Quarter Report 2015

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014

Net interest income (teb)	308	274	328	970	915
Non-interest revenue	694	738	657	1,965	1,994
Total revenue (teb)	1,002	1,012	985	2,935	2,909
Provision for (recovery of) credit losses	14	5	(6)	28	(11)
Non-interest expense	623	617	589	1,863	1,778
Income before income taxes	365	390	402	1,044	1,142
Provision for income taxes (teb)	92	94	97	254	256
Reported net income	273	296	305	790	886
Amortization of acquisition-related intangible assets (1)	1	-	-	1	1
Adjusted net income	274	296	305	791	887

Trading Products revenue	619	660	597	1,848	1,787
Investment and Corporate Banking revenue	383	352	388	1,087	1,122
Net income growth (%)	(10.7)	(2.7)	14.3	(10.9)	7.6
Revenue growth (%)	1.7	6.3	14.7	0.9	12.4
Non-interest expense growth (%)	5.8	6.1	12.7	4.8	14.2
Return on equity (%)	15.6	17.9	22.4	15.8	20.6
Operating leverage (%) (teb)	(4.1)	0.2	2.0	(3.9)	(1.8)
Efficiency ratio (%) (teb)	62.2	60.9	59.8	63.5	61.1
Net interest margin on average earning assets (%) (teb)	0.51	0.48	0.58	0.55	0.55
Average earning assets	238,671	235,156	222,549	237,025	221,431
Average assets	287,468	289,891	257,568	288,324	258,527
Average current loans and acceptances	37,518	36,068	31,143	36,037	29,772
Average deposits	141,841	136,372	133,061	139,093	133,569

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	265	297	272	827	901
Non-interest expense	222	221	228	663	675
Reported net income	23	51	39	103	184
Average earning assets	77,802	74,226	83,201	76,083	79,766
Average assets	85,101	83,504	91,576	84,623	89,097
Average current loans and acceptances	10,727	10,455	10,022	10,455	9,518
Average deposits	55,586	54,394	58,469	56,214	57,923

  (1)    Before tax amounts of: $1 million in Q3-2015, $nil in each of Q2-2015 and Q3-2014; $1 million in YTD-2015; and $2 million for YTD-2014 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2015 vs Q3 2014

Net income of $273 million decreased $32 million or 11% from strong results a year ago primarily due to higher expenses and higher provisions for credit losses. Return on equity of 15.6% was down from 22.4% in the prior year largely due to higher allocated capital.

Revenue increased $17 million or 2% from the prior year. The stronger U.S. dollar increased revenue by $34 million or 4%. Excluding this impact, revenue decreased due to lower investment banking client activity.

Provision for credit losses increased $20 million reflecting higher provisions compared with net recoveries in the prior year. Non-interest expense increased $34 million or 6%. Excluding the impact of the stronger U.S. dollar, non-interest expense decreased $7 million or 1% primarily due to lower employee-related expenses.

Q3 2015 vs Q2 2015

Net income decreased $23 million or 8% from the prior quarter due to higher provisions for credit losses, the loss on the U.S. dollar net income hedge and the impact of a less favourable tax rate.

Revenue decreased $10 million or 1%. Increases in Investment and Corporate Banking revenue were more than offset by lower trading revenues, reduced net securities gains and the loss on the U.S. dollar net income hedge.

Provision for credit losses was $9 million higher than the prior quarter. Excluding the impact of the stronger U.S. dollar, non-interest expense was unchanged.

Q3 YTD 2015 vs Q3 YTD 2014

Net income of $790 million decreased $96 million or 11% from the prior year.

Revenue increased $26 million or 1%. The stronger U.S. dollar increased revenue by $97 million or 3%. Excluding this impact, revenue decreased due to lower investment banking client activity.

Provision for credit losses were $39 million higher due to higher provisions compared with net recoveries in the prior year. Non-interest expense increased $85 million or 5%. Excluding the impact of the stronger U.S. dollar, non-interest expense decreased $12 million or 1%, largely due to lower employee-related expenses.

BMO Financial Group Third Quarter Report 2015 21

Corporate Services, including Technology and Operations	Table 15

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014

Net interest income before group teb offset	(60)	(90)	(44)	(187)	(72)
Group teb offset	(114)	(100)	(154)	(404)	(377)
Net interest income (teb)	(174)	(190)	(198)	(591)	(449)
Non-interest revenue	45	33	15	170	85
Total revenue (teb)	(129)	(157)	(183)	(421)	(364)
Provision for (recovery of) credit losses	15	(6)	(47)	(11)	(125)
Non-interest expense	59	268	101	487	321
Loss before income taxes	(203)	(419)	(237)	(897)	(560)
Recovery of income taxes (teb)	(134)	(192)	(183)	(527)	(407)
Reported net loss	(69)	(227)	(54)	(370)	(153)
Restructuring costs (1)	-	106	-	106	-
Adjusted net loss	(69)	(121)	(54)	(264)	(153)

Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loans	2	18	8	25	19
Interest on impaired loans	4	5	5	13	23
Purchased credit impaired loans	(19)	(26)	(57)	(74)	(219)
Purchased performing loans	28	(3)	(3)	25	52
Provision for (recovery of) credit losses	15	(6)	(47)	(11)	(125)
Average loans and acceptances	218	261	402	260	484
Period-end loans and acceptances	209	206	359	209	359

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(57)	(75)	(61)	(175)	(102)
Provision for (recovery of) credit losses	11	(33)	(26)	(23)	(97)
Non-interest expense	12	43	45	101	107
Recovery of income taxes (teb)	(30)	(44)	(28)	(120)	(58)
Reported net loss	(50)	(41)	(52)	(133)	(54)
Adjusted total revenue (teb)	(57)	(75)	(61)	(175)	(102)
Adjusted provision for (recovery of) credit losses	13	(4)	(44)	(9)	(119)
Adjusted non-interest expense	12	2	45	60	107
Adjusted net loss	(51)	(33)	(39)	(115)	(39)
(1)	Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity. Before tax amount of $149 million in Q2-2015 included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts.

Financial Performance Review

Q3 2015 vs Q3 2014

Corporate Services adjusted net loss for the third quarter of 2015 was $69 million, compared with an adjusted net loss of $54 million a year ago. Excluding the impact of the group teb adjustment on revenue and taxes, results were lower mainly due to lower loan recoveries, partly offset by below-trend expenses.

Q3 2015 vs Q2 2015

Corporate Services reported and adjusted net loss for the third quarter of 2015 was $69 million, compared with a reported net loss of $227 million and an adjusted net loss of $121 million in the second quarter of 2015. The prior quarter reported results included a $106 million charge, primarily due to restructuring to drive operational efficiencies. Adjusted results were improved primarily due to below-trend expenses and higher treasury-related revenue, partially offset by lower loan recoveries.

Q3 YTD 2015 vs Q3 YTD 2014

Corporate Services reported net loss for the year to date was $370 million and adjusted net loss for the year to date was $264 million, compared with a reported and adjusted net loss of $153 million a year ago. Reported results in 2015 included a $106 million charge, primarily due to restructuring to drive operational efficiencies. Adjusted results year to date were lower primarily due to lower loan recoveries.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

22 BMO Financial Group Third Quarter Report 2015

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Total revenue (1)	4,826	4,526	5,055	4,640	4,735	4,369	4,479	4,319
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	218	24	747	300	520	328	357	181
Revenue, net of CCPB	4,608	4,502	4,308	4,340	4,215	4,041	4,122	4,138
Provision for credit losses – specific (see below)	160	161	163	170	130	162	99	189
Provision for credit losses – collective	-	-	-	-	-	-	-	-
Non-interest expense	2,971	3,112	3,006	2,887	2,756	2,594	2,684	2,580
Income before income taxes	1,477	1,229	1,139	1,283	1,329	1,285	1,339	1,369
Provision for income taxes	285	230	139	213	203	209	278	295
Reported net income (see below)	1,192	999	1,000	1,070	1,126	1,076	1,061	1,074
Adjusted net income (see below)	1,230	1,146	1,041	1,111	1,162	1,097	1,083	1,088
Basic earnings per share ($)	1.81	1.49	1.47	1.57	1.68	1.61	1.58	1.60
Diluted earnings per share ($)	1.80	1.49	1.46	1.56	1.67	1.60	1.58	1.60
Adjusted diluted earnings per share ($)	1.86	1.71	1.53	1.63	1.73	1.63	1.61	1.62
Net interest margin on average earning assets (%)	1.55	1.51	1.55	1.60	1.58	1.59	1.62	1.69
Adjusted net interest margin on average earning assets (%)	1.55	1.51	1.55	1.60	1.58	1.59	1.62	1.60
Effective income tax rate (%)	19.3	18.8	12.2	16.6	15.3	16.2	20.8	21.6
Adjusted effective income tax rate (%)	19.4	19.8	12.6	16.8	15.6	16.5	20.9	21.5
Canadian/U.S. dollar exchange rate (average)	1.27	1.24	1.19	1.11	1.08	1.10	1.08	1.04

Provision for credit losses – specific
Canadian P&C	109	143	132	129	129	131	139	164
U.S. P&C	19	18	40	47	57	52	21	98
Personal and Commercial Banking	128	161	172	176	186	183	160	262
Wealth Management	3	1	2	(1)	(3)	2	(1)	1
BMO Capital Markets	14	5	9	(7)	(6)	(4)	(1)	(17)
Corporate Services, including T&O	15	(6)	(20)	2	(47)	(19)	(59)	(57)
BMO Financial Group provision for credit losses – specific	160	161	163	170	130	162	99	189

Operating group reported net income:
Canadian P&C	556	486	502	526	525	480	485	458
U.S. P&C	222	206	192	169	161	157	167	104
Personal and Commercial Banking	778	692	694	695	686	637	652	562
Wealth Management	210	238	159	225	189	192	174	310
BMO Capital Markets	273	296	221	191	305	305	276	216
Corporate Services, including T&O	(69)	(227)	(74)	(41)	(54)	(58)	(41)	(14)
BMO Financial Group net income	1,192	999	1,000	1,070	1,126	1,076	1,061	1,074

Operating group adjusted net income:
Canadian P&C	557	487	503	527	526	481	486	460
U.S. P&C	235	219	205	182	174	170	180	117
Personal and Commercial Banking	792	706	708	709	700	651	666	577
Wealth Management	233	265	186	252	211	198	182	317
BMO Capital Markets	274	296	221	191	305	306	276	217
Corporate Services, including T&O	(69)	(121)	(74)	(41)	(54)	(58)	(41)	(23)
BMO Financial Group adjusted net income	1,230	1,146	1,041	1,111	1,162	1,097	1,083	1,088
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 58 and 59 of BMO’s 2014 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 16 outlines summary results for the fourth quarter of fiscal 2013 through the third quarter of fiscal 2015. The table reflects changes in IFRS that are outlined in Note 1 to the unaudited interim consolidated financial statements and Note 1 to the audited annual consolidated financial statements on page 128 of BMO’s 2014 Annual Report.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Canadian P&C

Canadian P&C delivered strong net income performance throughout 2014, moderating in the first half of 2015, with higher income growth seen in the current quarter. Net income growth has been driven by higher balances and non-interest revenue, with relatively stable net interest margins. Expenses have grown as a result of continued investment in the business net of a continued focus on expense management. Provisions for credit losses have remained relatively low and consistent over the past eight quarters.

U.S. P&C

Results have been improving since the second quarter of 2014 due to lower provisions for credit losses and expense control in a challenging revenue environment.

BMO Financial Group Third Quarter Report 2015 23

Wealth Management

Wealth Management operating results continue to grow driven by double-digit revenue growth in traditional wealth for the past nine quarters. Traditional wealth operating results have benefited from the acquired F&C business since the third quarter of 2014 as well as good organic growth in client assets. The fourth quarter of 2014 included costs related to the settlement of a legal matter and the fourth quarter of 2013 included a large security gain.

Quarterly results in the insurance businesses have been subject to variability, resulting primarily from changes in long-term interest rates, equity markets, and methodology and actuarial assumption changes.

BMO Capital Markets

BMO Capital Markets delivered good performance in the first three quarters of 2014, leveraging our consistent and diversified strategy, and benefiting from favourable market conditions. In the fourth quarter of 2014 and the first quarter of 2015, we experienced slower activity and were unfavourably affected by credit and funding valuation adjustments. The current and prior quarter reflect improved performance in both our Trading Products and Investment and Corporate Banking businesses.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has generally been declining since 2012 and has stabilized in recent quarters.

Corporate Services

Adjusted quarterly net income can vary from quarter to quarter but has generally decreased since the second quarter of 2013 due to reduced benefits from purchased loan portfolios.

Foreign Exchange

Fluctuations in exchange rates in 2013 were subdued. The U.S. dollar strengthened significantly in 2014 and continued to strengthen in 2015, with the exception of weakening in the second quarter. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes, the level of tax exempt income and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $672.4 billion at July 31, 2015, increased $83.8 billion from October 31, 2014, including a $39.1 billion increase as a result of a stronger U.S. dollar excluding the impact on derivative financial assets. Derivative financial assets increased $15.4 billion and derivative financial liabilities increased $16.4 billion, primarily due to the increase in the fair value of interest rate and foreign exchange contracts resulting from the decline in interest rates and the strengthening U.S. dollar, respectively.

The following discussion excludes changes due to the stronger U.S. dollar. Cash and cash equivalents and interest bearing deposits with banks increased $13.9 billion primarily due to increased balances held with central banks. Securities borrowed or purchased under resale agreements increased $15.3 billion driven by increased client activity. Net loans and acceptances increased $10.3 billion primarily due to loans to businesses and governments. Securities decreased by $10.3 billion primarily due to lower trading securities.

Liabilities increased $80.5 billion from October 31, 2014, including a $38.4 billion increase as a result of the stronger U.S. dollar excluding the impact on derivative financial liabilities, and an increase in derivative financial liabilities of $16.4 billion as discussed above.

The following discussion excludes changes due to the stronger U.S. dollar. Deposits increased $22.4 billion driven by a $10.5 billion increase in business and government deposits and a $9.5 billion increase in deposits by banks, reflecting higher levels of wholesale and customer deposits, and a $2.4 billion increase in deposits by individuals.

Total equity increased $3.3 billion from October 31, 2014. Total shareholders’ equity increased $3.9 billion, partly offset by a decrease in non-controlling interest in subsidiaries of $0.6 billion. Total shareholders’ equity increased primarily due to the increase in accumulated other comprehensive income. Accumulated other comprehensive income on translation of net foreign operations increased $2.8 billion net of hedging impacts primarily due to the strengthening U.S. dollar, and accumulated other comprehensive income on cash flow hedges increased $0.4 billion primarily due to the decline in interest rates. Retained earnings increased by $1.0 billion.

Contractual obligations by year of maturity are outlined in Note 17 to the unaudited interim consolidated financial statements.

24 BMO Financial Group Third Quarter Report 2015

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The bank’s policies and procedures for related party transactions did not materially change from October  31, 2014, as described in Note 29 to the audited consolidated financial statements on page 177 of BMO’s 2014 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on pages 70 and 71 of BMO’s 2014 Annual Report as well as in Note 6 to the unaudited interim consolidated financial statements. We consolidate all of our Structured Entities, except for certain Canadian customer securitization and structured finance vehicles. There have been no changes of substance during the quarter ended July 31, 2015.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2014 Annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2014, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on Pages 71 to 73 and 129 to 130 in BMO’s 2014 Annual Report.

Effective November 1, 2014, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 to the unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the unaudited interim consolidated financial statements for the quarter ended July 31, 2015, and in Note 1 to the audited annual consolidated financial statements on pages 131 and 132 of BMO’s 2014 Annual Report.

We expect to adopt IFRS 9 Financial Instruments (IFRS 9) effective November 1, 2017. IFRS 9 addresses classification and measurement, impairment and hedge accounting. We are currently assessing the impact of this new standard on our future financial results.

Select Financial Instruments

Pages 69 and 70 of BMO’s 2014 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2014 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this MD&A and the recent regulatory developments set out below.

Volcker Rule. The conformance date for the Volcker Rule, which prohibits banking entities active in the U.S. and their affiliates from certain proprietary trading and specified relationships with private investment funds, was July 21, 2015. U.S. regulators previously extended until July 21, 2016, the time that banking entities have to conform their investments in and relationships with private investment funds in place before December 31, 2013. They also indicated that during the course of 2015 they would issue a further such conformance extension to July 21, 2017. BMO completed a significant review of our operations and developed policies and procedures to meet the July 21, 2015 deadline. We now have systems in place to assess, monitor, and report on Volcker Rule compliance across the Enterprise.

FBO Rule. The Federal Reserve Board finalized a rule (the FBO Rule) that implements the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. On December 29, 2014, we submitted to the Federal Reserve Board an outline of our implementation plan for meeting these requirements by the effective date (July 1, 2016). BMO is preparing for the impact of the FBO Rule on its operations.

Federal Budget Proposal. The 2015 Federal budget and the July 31, 2015 technical release proposed tax rules for synthetic equity arrangements that, in certain circumstances, would deny any deduction for dividends that are paid or become payable after October 2015, unless the arrangement is grandfathered in which case the proposed tax rules would apply to dividends paid or that become payable after April 2017. The Bank is currently assessing the impact of this proposal which has the potential to increase our effective tax rate.

BMO Financial Group Third Quarter Report 2015 25

For a more comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital management section starting on page 64, the Liquidity and Funding Risk section starting on page 95, and the Legal and Regulatory Risk section starting on page 102 of BMO’s 2014 Annual Report.

Caution

This Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

26 BMO Financial Group Third Quarter Report 2015

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 77 to 105 of BMO’s 2014 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 17 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to traded risk and non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 17

	As at July 31, 2015				As at October 31, 2014

		Subject to market risk		Not subject to market risk		Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)		Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	48,722	-	48,722	-	28,386	-	28,386	-	Interest rate
Interest bearing deposits with banks	8,022	314	7,708	-	6,110	930	5,180	-	Interest rate
Securities
Trading	81,286	73,486	7,800	-	85,022	78,997	6,025	-	Interest rate, credit spread
Available-for-sale	47,981	-	47,981	-	46,966	-	46,966	-	Interest rate, credit spread
Held-to-maturity	9,830	-	9,830	-	10,344	-	10,344	-	Interest rate
Other	1,012	-	1,012	-	987	-	987	-	Equity
Securities borrowed or purchased under resale agreements	74,684	-	74,684	-	53,555	-	53,555	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	329,179	-	329,179	-	303,038	-	303,038	-	Interest rate, foreign exchange
Derivative instruments	48,068	45,531	2,537	-	32,655	31,627	1,028	-	Interest rate, foreign exchange
Other assets	23,658	-	8,365	15,293	21,596	-	7,787	13,809	Interest rate
Total Assets	672,442	119,331	537,818	15,293	588,659	111,554	463,296	13,809
Liabilities Subject to Market Risk
Deposits	447,617	8,789	438,828	-	393,088	7,639	385,449	-	Interest rate, foreign exchange
Derivative instruments	50,011	47,384	2,627	-	33,657	32,312	1,345	-	Interest rate, foreign exchange
Acceptances	10,796	-	10,796	-	10,878	-	10,878		Interest rate
Securities sold but not yet purchased	27,813	27,813	-	-	27,348	27,348	-	-
Securities lent or sold under repurchase agreements	47,644	-	47,644	-	39,695	-	39,695	-	Interest rate
Other liabilities	45,444	-	45,250	194	43,676	-	43,263	413	Interest rate
Subordinated debt	4,433	-	4,433	-	4,913	-	4,913	-	Interest rate
Total Liabilities	633,758	83,986	549,578	194	553,255	67,299	485,543	413

(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

BMO Financial Group Third Quarter Report 2015 27

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) increased over the period mainly due to market movements and incremental interest rate, foreign exchange and credit risk exposures from client facilitation activities. There was a partially offsetting increase in overall diversification. The available-for-sale (AFS) VaR decreased as a result of lower interest rates and asset sales. Total Trading Stressed VaR increased over the period broadly reflecting changes in Trading VaR over the quarter.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to rising interest rates decreased owing to higher floating rate asset sensitivity. Structural economic value sensitivity to falling rates changed due to higher floating rate asset sensitivity and the reduced ability to price mortgages, loans and deposits lower in the low-rate environment. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise. The earnings sensitivities increased owing to higher floating rate asset sensitivity.

BMO’s market risk management practices and key measures are outlined on pages 91 to 95 of BMO’s 2014 Annual Report.

Total Trading Value at Risk (VaR) Summary (1)	Table 18

	For the quarter ended July 31, 2015				As at April 30, 2015	As at October 31, 2014
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.7)	(0.5)	(0.7)	(0.3)	(0.4)	(0.5)
Equity VaR	(5.3)	(6.1)	(15.8)	(5.0)	(5.5)	(3.2)
Foreign exchange VaR	(3.2)	(2.0)	(3.5)	(0.5)	(0.9)	(0.5)
Interest rate VaR	(9.3)	(6.8)	(9.3)	(5.3)	(5.7)	(5.8)
Credit VaR	(8.2)	(7.5)	(8.2)	(6.8)	(6.8)	(5.5)
Diversification	13.8	11.5	nm	nm	9.4	7.4
Total Trading VaR	(12.9)	(11.4)	(17.7)	(9.0)	(9.9)	(8.1)
Total AFS VaR	(9.7)	(11.0)	(12.2)	(9.2)	(10.8)	(7.9)

(1)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 19

	For the quarter ended July 31, 2015				As at April 30, 2015	As at October 31, 2014
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity SVaR	(0.9)	(0.8)	(1.0)	(0.5)	(0.7)	(3.2)
Equity SVaR	(13.6)	(12.5)	(22.4)	(7.3)	(11.7)	(14.0)
Foreign exchange SVaR	(4.8)	(3.2)	(6.4)	(1.0)	(1.1)	(0.7)
Interest rate SVaR	(13.0)	(10.1)	(13.0)	(8.4)	(11.2)	(11.2)
Credit SVaR	(24.5)	(21.8)	(24.5)	(19.5)	(18.9)	(13.6)
Diversification	27.6	24.2	nm	nm	21.1	20.6
Total Trading SVaR	(29.2)	(24.2)	(29.3)	(17.4)	(22.5)	(22.1)

(1)	Stressed VaR is produced weekly.
(2)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4) (5)	Table 20

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After tax)
(Canadian $ equivalent in millions)	July 31, 2015	April 30, 2015	October 31, 2014	July 31, 2015	April 30, 2015	October 31, 2014
100 basis point increase	(693.3)	(853.8)	(715.1)	138.8	103.4	64.7
100 basis point decrease	75.7	346.1	405.2	(62.8)	(25.9)	(62.6)

200 basis point increase	(1,837.2)	(2,142.8)	(1,579.4)	185.6	110.3	85.8
200 basis point decrease	(396.2)	96.8	320.5	(92.5)	(48.8)	(68.1)

(1)	We enhanced our approach to quantify the potential impact of changing interest rates on structural earnings and value sensitivities in the first quarter. Positions as at October 31, 2014, have not been restated for the new approach.
(2)	Earnings and value sensitivities to falling interest rates assumes Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in Canadian and U.S. short-term interest rates to 50 basis points and 25 basis points respectively for shorter-terms. Longer-term interest rates do not decrease below the assumed level of short-term interest rates.
(3)	Certain non-trading AFS holdings are managed under the bank’s trading risk framework. The risk exposure for these holdings is included in the VaR table (Table 18) as Total AFS VaR.
(4)	Losses are in brackets and benefits are presented as positive numbers.
(5)	For BMO’s insurance businesses, a 100 basis point increase in interest rates at July 31, 2015, results in an increase in earnings after tax of $66 million and an increase in before tax economic value of $516 million ($68 million and $504 million, respectively, at April 30, 2015; $71 million and $385 million, respectively, at October 31, 2014). A 100 basis point decrease in interest rates at July 31, 2015, results in a decrease in earnings after tax of $64 million and a decrease in before tax economic value of $598 million ($65 million and $562 million, respectively, at April 30, 2015; $63 million and $414 million, respectively, at October 31, 2014). These impacts are not reflected in the table above.

28 BMO Financial Group Third Quarter Report 2015

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 21.

In the ordinary course of business, BMO may encumber a portion of cash and security holdings as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received less collateral encumbered, totalled $199.4 billion at July 31, 2015, compared with $189.4 billion at April 30, 2015. The increase in unencumbered liquid assets was primarily due to the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank, and in BMO’s broker/dealer operations in Canada and internationally. In addition to liquid assets, BMO retains access to the Bank of Canada’s lending assistance program, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured wholesale funding. Table 22 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 21

	As at July 31, 2015					As at April 30, 2015

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	48,722	-	48,722	2,047	46,675	38,725
Deposits with other banks	8,022	-	8,022	-	8,022	7,256
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	108,591	17,827	126,418	80,838	45,580	43,873
Mortgage-backed securities and collateralized mortgage obligations	20,498	1,358	21,856	4,287	17,569	15,957
Corporate debt	17,077	6,601	23,678	1,821	21,857	22,456
Corporate equity	68,627	17,398	86,025	44,224	41,801	43,773
Total securities and securities borrowed or purchased under resale agreements	214,793	43,184	257,977	131,170	126,807	126,059
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	21,445	-	21,445	3,536	17,909	17,324
Total liquid assets	292,982	43,184	336,166	136,753	199,413	189,364
Other eligible assets at central banks (not included above) (5)	110,871	-	110,871	605	110,266	106,788
Undrawn credit lines granted by central banks	-	-	-	-	-	-
Total liquid assets and other sources	403,853	43,184	447,037	137,358	309,679	296,152

(1)	The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at July 31, 2015.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Third Quarter Report 2015 29

Asset Encumbrance (Canadian $ in millions)	Table 22

		Encumbered (2)		Net unencumbered
As at July 31, 2015	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	56,744	-	2,047	430	54,267
Securities (5)	279,422	103,596	31,110	8,446	136,270
Loans and acceptances	307,734	40,505	2,261	154,702	110,266
Other assets
Derivative instruments	48,068	-	-	48,068	-
Premises and equipment	2,279	-	-	2,279	-
Goodwill	6,111	-	-	6,111	-
Intangible assets	2,227	-	-	2,227	-
Current tax assets	600	-	-	600	-
Deferred tax assets	3,248	-	-	3,248	-
Other assets	9,193	-	-	9,193	-
Total other assets	71,726	-	-	71,726	-
Total assets	715,626	144,101	35,418	235,304	300,803

		Encumbered (2)		Net unencumbered
As at April 30, 2015	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	47,659	-	1,678	478	45,503
Securities (5)	267,549	94,477	29,689	8,430	134,953
Loans and acceptances	294,521	40,900	1,615	145,218	106,788
Other assets
Derivative instruments	39,831	-	-	39,831	-
Premises and equipment	2,274	-	-	2,274	-
Goodwill	5,646	-	-	5,646	-
Intangible assets	2,136	-	-	2,136	-
Current tax assets	596	-	-	596	-
Deferred tax assets	3,174	-	-	3,174	-
Other assets	9,081	-	-	9,081	-
Total other assets	62,738	-	-	62,738	-
Total assets	672,467	135,377	32,982	216,864	287,244

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $8.9 billion as at July 31, 2015, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 23. The average month-end LCR for the quarter ended July 31, 2015, of 128% is calculated as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. Average LCR ratio is down from 131% from last quarter mainly due to higher net cash outflows driven by client activity. While banks are required to maintain an LCR greater than 100% in normal conditions, they are expected to be able to utilize their HQLA in a period of stress which may result in an LCR below 100% during that period. BMO’s HQLA is primarily composed of cash, highly-rated government issued or backed debt, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30 day horizon. The Office of the Superintendent of Financial Institutions of Canada (OSFI) prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or funding alternatives that may be pursued in a period of stress. BMO’s total liquid assets are shown in Table 21.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 95 of BMO’s 2014 Annual Report.

30 BMO Financial Group Third Quarter Report 2015

Liquidity Coverage Ratio (Canadian $ in billions)	Table 23

	For the quarter ended July 31, 2015		For the quarter ended April 30, 2015
	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets

Total high-quality liquid assets (HQLA)	*	125.8	124.9
Cash Outflows
Retail deposits and deposits from small business customers, of which:	139.2	8.0	7.8
Stable deposits	83.8	2.5	2.4
Less stable deposits	55.4	5.5	5.4
Unsecured wholesale funding, of which:	137.3	79.3	76.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks	57.1	14.2	13.1
Non-operational deposits (all counterparties)	47.8	32.7	33.1
Unsecured debt	32.4	32.4	30.4
Secured wholesale funding	*	8.7	15.7
Additional requirements, of which:	107.1	22.0	20.9
Outflows related to derivatives exposures and other collateral requirements	13.3	5.1	4.9
Outflows related to loss of funding on debt products	3.1	3.1	2.6
Credit and liquidity facilities	90.7	13.8	13.4
Other contractual funding obligations	1.0	-	-
Other contingent funding obligations	277.3	5.1	5.1
Total cash outflows	*	123.1	126.1
Cash Inflows
Secured lending (e.g. reverse repos)	92.0	12.5	17.5
Inflows from fully performing exposures	9.3	7.4	8.4
Other cash inflows	4.8	4.8	4.7
Total cash inflows	106.1	24.7	30.6

		Total Adjusted Value (4)	Total Adjusted Value (4)
Total HQLA		125.8	124.9
Total net cash outflows		98.4	95.5
Liquidity Coverage Ratio (%)		128	131

*	Not disclosed based on the LCR disclosure standard.
Results for prior period have been restated to conform to the current presentation.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Average calculated based on month-end values during the quarter.
(3)	Weighted values are calculated after the application of OSFI Liquidity Adequacy Requirements (LAR) Guideline prescribed weights for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by LAR.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $262.7 billion at July 31, 2015, up from $250.7 billion at April 30, 2015, primarily due to the impact of the stronger U.S. dollar. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits totalled $49.4 billion as at July 31, 2015.

Total wholesale funding outstanding was $165.2 billion at July 31, 2015, with $39.4 billion sourced as secured funding and $125.8 billion sourced as unsecured funding. Wholesale funding outstanding increased from $157.3 billion at April 30, 2015, primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24. Additional information on deposit maturities can be found in Note 17 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $199.4 billion at July 31, 2015, that can be monetized to meet potential funding requirements, as described on page 29.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO Financial Group Third Quarter Report 2015 31

Wholesale Funding Maturities (Canadian $ in millions) (1)(2)	Table 24

As at July 31, 2015	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks	493	394	330	582	1,799	569	-	2,368
Certificates of deposit and commercial paper	12,137	21,913	20,467	8,887	63,404	678	-	64,082
Bearer deposit notes	297	1,708	1,886	125	4,016	-	-	4,016
Asset-backed commercial paper (ABCP)	1,364	2,161	1,812	-	5,337	-	-	5,337
Senior unsecured medium-term notes	-	6,192	3,439	6,604	16,235	10,377	20,523	47,135
Senior unsecured structured notes (3)	99	35	523	70	727	202	1,565	2,494
Covered bonds and securitizations
Mortgage securitizations	-	259	789	983	2,031	2,107	12,774	16,912
Covered bonds	-	-	1,962	-	1,962	2,616	4,255	8,833
Credit card securitizations	-	1,038	-	1,976	3,014	1,135	1,101	5,250
Subordinated debt (4)	-	-	-	-	-	605	5,050	5,655
Other (5)	-	-	-	-	-	-	3,107	3,107
Total	14,390	33,700	31,208	19,227	98,525	18,289	48,375	165,189
Of which:
Secured	1,364	3,458	4,563	2,959	12,344	5,858	21,237	39,439
Unsecured	13,026	30,242	26,645	16,268	86,181	12,431	27,138	125,750
Total (6)	14,390	33,700	31,208	19,227	98,525	18,289	48,375	165,189

(1)	Wholesale unsecured funding refers to funding through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 17 of the unaudited interim consolidated financial statements and excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Commencing in the current quarter, wholesale funding is reported excluding certain non-marketable, non-negotiable deposits.
(3)	Primarily issued to institutional investors.
(4)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended EDTF disclosures.
(5)	Refers to Federal Home Loan Banks advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $48.3 billion and U.S.-dollar and other foreign-denominated funding of $116.9 billion as at July 31, 2015.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 148 of BMO’s 2014 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. The ratings as at July 31, 2015, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+). Fitch has a stable outlook on BMO’s long-term credit ratings, while Moody’s and Standard & Poor’s have a negative outlook on the ratings of BMO and other Canadian banks in response to the federal government’s proposed bail-in regime for senior unsecured debt. On May 20, 2015, DBRS changed the trend on six Canadian Banks, including BMO, to negative from stable due to their evolving view on government support.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at July 31, 2015, the bank would be required to provide additional collateral to counterparties totalling $146 million, $613 million and $810 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 102 of BMO’s 2014 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Cyber Security Risk section on page 78 and in the Operational Risk section on page 101 of BMO’s 2014 Annual Report.

32 BMO Financial Group Third Quarter Report 2015

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 88 and 89 of BMO’s 2014 Annual Report. Our exposure to European countries, as at July 31, 2015, is set out in the tables that follow. Our net portfolio exposures are summarized in Table 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. There has been a modest decline in our exposures compared with April 30, 2015, and October 31, 2014.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 25

As at July 31, 2015

	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	12	-	-	-	-	4	6	-	10	22

Italy	2	-	-	-	-	-	7	-	7	9

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	99	-	-	-	-	8	-	-	8	107
Total – GIIPS	113	-	-	-	-	12	13	-	25	138
Eurozone (excluding GIIPS)

Germany	75	12	29	1,350	1,391	62	-	3	65	1,531

Netherlands	251	555	8	133	696	8	2	-	10	957

Finland	-	16	-	458	474	-	-	-	-	474

Other (8)	124	12	-	172	184	37	32	5	74	382
Total – Eurozone (excluding GIIPS)	450	595	37	2,113	2,745	107	34	8	149	3,344
Rest of Europe

Denmark	15	395	-	361	756	-	-	-	-	771

Norway	24	956	-	-	956	32	-	2	34	1,014

Sweden	28	396	-	-	396	4	-	-	4	428

United Kingdom	478	96	48	227	371	565	17	-	582	1,431

Other (8)	108	-	-	-	-	27	5	-	32	140
Total – Rest of Europe	653	1,843	48	588	2,479	628	22	2	652	3,784
Total – All of Europe (9)	1,216	2,438	85	2,701	5,224	747	69	10	826	7,266

As at April 30, 2015

	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
Total – GIIPS	127	-	-	-	-	11	27	-	38	165
Total – Eurozone (excluding GIIPS)	473	811	30	1,805	2,646	487	34	19	540	3,659
Total – Rest of Europe	651	2,032	72	358	2,462	748	24	67	839	3,952
Total – All of Europe (9)	1,251	2,843	102	2,163	5,108	1,246	85	86	1,417	7,776

As at October 31, 2014

	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
Total – GIIPS	129	-	-	-	-	55	7	-	62	191
Total – Eurozone (excluding GIIPS)	551	711	53	1,872	2,636	379	49	7	435	3,622
Total – Rest of Europe	1,162	2,254	44	537	2,835	714	14	2	730	4,727
Total – All of Europe (9)	1,842	2,965	97	2,409	5,471	1,148	70	9	1,227	8,540

  Refer to footnotes in Table 26.

BMO Financial Group Third Quarter Report 2015 33

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

	Lending (2)
	Funded lending As at July 31, 2015			As at July 31, 2015		As at April 30, 2015		As at October 31, 2014
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded
GIIPS

Greece	-	-	-	-	-	-	-	-	-

Ireland (7)	-	12	-	27	12	23	8	103	8

Italy	2	-	-	2	2	64	64	69	69

Portugal	-	-	-	-	-	1	1	-	-

Spain	89	10	-	113	99	65	54	62	52
Total – GIIPS	91	22	-	142	113	153	127	234	129
Eurozone (excluding GIIPS)

Germany	38	37	-	94	75	97	84	99	85

Netherlands	27	224	-	362	251	367	223	559	239

Finland	-	-	-	-	-	1	1	-	-

Other (8)	78	46	-	348	124	380	165	517	227
Total – Eurozone (excluding GIIPS)	143	307	-	804	450	845	473	1,175	551
Rest of Europe

Denmark	15	-	-	15	15	14	14	12	12

Norway	24	-	-	24	24	17	17	15	15

Sweden	23	5	-	165	28	156	36	198	93

United Kingdom	118	360	-	598	478	761	487	701	497

Other (8)	23	85	-	213	108	165	97	846	545
Total – Rest of Europe	203	450	-	1,015	653	1,113	651	1,772	1,162
Total – All of Europe (9)	437	779	-	1,961	1,216	2,111	1,251	3,181	1,842

(1)	BMO has the following indirect exposures to Europe as at July 31, 2015:
– Collateral of €562 million to support trading activity in securities (€21 million from GIIPS) and €59 million of cash collateral being held.
– Guarantees of $1.2 billion ($16 million to GIIPS).
(2)	Funded lending includes loans (primarily trade finance).
(3)	Securities include cash products, insurance investments and traded credit.
(4)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure table) to Europe was $368 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2015 (*includes a net position of $334 million (bought protection) on a CDS Index, of which 20% is comprised of GIIPS domiciled entities).
(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($17 billion for Europe as at July 31, 2015).
(6)	Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.
(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $87 million as at July 31, 2015.
(8)	Includes countries with less than $300 million net exposure, with $28 million exposure to the Russian Federation as at July 31, 2015.
(9)	Of our total net direct exposure to Europe, approximately 93% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

34 BMO Financial Group Third Quarter Report 2015

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2014 annual MD&A and audited annual consolidated financial statements, our Third Quarter 2015 Earnings Release and Report to Shareholders, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 25, 2015, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, November 30, 2015, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2015: $78.10

June 2015: $75.47

July 2015: $72.43

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2014 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2014 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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Annual Meeting 2016 The next Annual Meeting of Shareholders will be held on Tuesday, April 5, 2016, in Toronto, Ontario.

BMO Financial Group Third Quarter Report 2015 59